                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                                 Amax Gold Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02312010
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Philip C. Wolf
                             Senior Vice President,
                         General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                           Englewood, Colorado  80112
                                (303) 643-5000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 16, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee if being paid with the statement [ ].



                              Page 1 of 19 pages

                                 SCHEDULE 13D

CUSIP NO. 02312010

1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Minerals Company                                36-2684040

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /

                                                                    (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     00; WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- ---------------    7.   SOLE VOTING POWER
                        15,099,213  See Item 5.
   NUMBER OF
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           31,313,709  See Item 5.
   OWNED BY
     EACH          9.   SOLE DISPOSITIVE POWER
   REPORTING            15,099,213  See Item 5.
 PERSON WITH
                   10.  SHARED DISPOSITIVE POWER
- ----------------        31,313,709  See Item 5.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     46,412,922

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
     CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 49.7%. Based upon 81,242,970 shares of Common Stock outstanding at November 11, 1994, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1994 and giving effect to the issuance of 12,099,213 shares of Common Stock as described in Item 4.

14.  TYPE OF REPORTING PERSON
     CO



                              Page 2 of 19 pages

                                 SCHEDULE 13D

CUSIP NO. 02312010

1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Energy Inc.                                            36-2684040

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /

                                                                    (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- ----------------   7.   SOLE VOTING POWER
                        -0-
   NUMBER OF
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           31,313,709  See Item 5.
   OWNED BY
     EACH          9.   SOLE DISPOSITIVE POWER
   REPORTING            -0-
 PERSON WITH
                   10.  SHARED DISPOSITIVE POWER
- ----------------        31,313,709  See Item 5.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 31,313,709

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 38.5%.  Based upon 81,242,970 shares of
     Common Stock outstanding at November 11, 1994, as reported in the Issuer's Form 10-Q for the quarter ended
     September 30, 1994.

14.  TYPE OF REPORTING PERSON
     CO



                              Page 3 of 19 Pages

                                 SCHEDULE 13D

CUSIP NO. 02312010

1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Coal Company                                36-3081314

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                    (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- ----------------   7.   SOLE VOTING POWER
                        -0-
   NUMBER OF
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           31,313,709  See Item 5.
   OWNED BY
     EACH          9.   SOLE DISPOSITIVE POWER
   REPORTING            -0-
 PERSON WITH
                   10.  SHARED DISPOSITIVE POWER
                        31,313,709  See Item 5.
- ----------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     31,313,709

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 38.5%.  Based upon 81,242,970 shares of
     Common Stock outstanding at November 11, 1994, as reported in the Issuer's Form 10-Q for the quarter ended
     September 30, 1994.

14.  TYPE OF REPORTING PERSON
     CO



                              Page 4 of 19 pages

                                 SCHEDULE 13D

CUSIP NO. 02312010

1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Coal Company                                           36-2684040

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                    (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- ----------------   7.   SOLE VOTING POWER
                        -0-
   NUMBER OF
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           31,313,709  See Item 5.
   OWNED BY
     EACH          9.   SOLE DISPOSITIVE POWER
   REPORTING            -0-
 PERSON WITH
                   10.  SHARED DISPOSITIVE POWER
                        31,313,709  See Item 5.
- ----------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 31,313,709

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 38.5%.  Based upon 81,242,970 shares of
     Common Stock outstanding at November 11, 1994, as reported in the Issuer's Form 10-Q for the quarter ended
     September 30, 1994.

14.  TYPE OF REPORTING PERSON
     CO



                              Page 5 of 19 pages

     The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:



Item 2.   Identity and Background.
          -----------------------

     The fourth paragraph of Item 2 is amended and restated in its entirety as follows:

     Cyprus Amax is a diversified mining company engaged in the exploration for and extraction, processing and marketing of mineral resources. Cyprus Amax operates in the following principal industry segments: copper, coal, and other minerals (including lithium). Cyprus Amax is among the world's largest producers of copper, molybdenum and lithium, and is a significant domestic producer of coal.

     Item 2 is further amended by the addition of the following:

     (a), (b), (c), (d) and (e) On April 25, 1994, Amax Coal Industries, Inc. was merged with and into Cyprus Amax Coal Company, a Delaware corporation. Each statement made in Item 2 with respect to Amax Coal Industries, Inc. is true with respect to Cyprus Amax Coal Company.

     (a) An amended Schedule I is attached.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Item 3 is amended by the addition of the following:

     The information set forth in Item 4 is hereby incorporated herein by reference.

Item 4.   Purpose of the Transaction.
          --------------------------

     Item 4 is amended by the addition of the following:

     Cyprus Amax and the Issuer have entered into a gold exploration joint venture agreement, a services agreement and a non-competition agreement limiting the extent to which they may compete with each other.

     On February 16, 1995, Cyprus Amax signed a commitment letter to make available to Amax Gold a $80 million revolving line of credit. The outstanding indebtedness under the line of credit may be repaid by Amax Gold with the issuance of an Amax Gold convertible preferred stock, which in turn can be converted into Amax Gold common stock at $5.362 per share which represents a 15% premium to the average closing price of the ten days immediately prior to February 16, 1995, the date of the commitment letter. Both companies will have conversion rights that will enable either party to convert the line of credit into Amax Gold common stock. Under the agreement, Cyprus Amax will hold the right to convert at a price of $5.362 per share and Amax Gold will hold a right to convert at a price of $4.196 per share.

     The new $80 million revolving credit is subject to approval by the shareholders of Amax Gold. The potential conversion of the line of credit to common stock would increase Cyprus Amax's beneficial ownership of Amax Gold's outstanding shares to approximately 57% (which percentage would be lower if conversion of the Issuer's Series B Convertible Preferred Stock, which is convertible at a price of $8.25 per common share, and exercise of the Issuer's outstanding options, were taken into account). Listing of the common stock which may be issued in connection with the convertible line of credit is subject to approval of the New York Stock Exchange and The Toronto Stock Exchange on which the common stock of Amax Gold Inc. is listed.

                             Page 6 of 19 pages

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is amended by the addition of the following:

     (a), (b), (d) After giving effect of dividend reinvestment programs, Amax Coal Company holds 31,313,709 shares of Common Stock of the Issuer, representing approximately 38.5% of the outstanding shares of Common Stock of the Issuer (based on 81,242,970 shares of Common Stock outstanding as of November 11, 1994 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994).

     (a) Cyprus Amax beneficially owns 46,412,922 shares of Common Stock of the Issuer (including the right to acquire 12,099,213 shares under the terms of the DOCLOC Agreement), representing approximately 49.7% of the outstanding shares of Common Stock of Issuer (after giving effect to the issuance of the aforementioned 12,099,213 shares to Cyprus Amax and based on the 81,242,970 shares of Common Stock outstanding as of November 11, 1994 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
1994).

     (a), (c) On January 1, 1995 and January 23, 1995, Gerald J. Malys and Allen Born each acquired 417 and 195 shares of the Issuer, respectively, pursuant to the Issuer's Directors Deferred Compensation Plan. To the best of the knowledge of the reporting persons, there have been no other transactions in the Common Stock during the past 60 days by Cyprus Amax, Amax Energy Inc., Cyprus Amax Coal Industries, Inc., or Amax Coal Company, or the persons listed on Schedule I hereto.

     (b), (d) Cyprus Amax, Amax Energy Inc., Cyprus Amax Coal Company and Amax Coal Company share power to vote and direct the vote, and share power to dispose of or to direct the disposition of, the 31,313,709 shares of Common Stock that each beneficially owns, and no other person will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (b) (d) Cyprus Amax has the sole power to vote and direct the vote, and sole power to dispose or direct the disposition of, the 15,099,212 shares of Common Stock of which it is the record holder or has the right to acquire pursuant to the DOCLOC Agreement.

     (e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          (1) Merger Agreement (Incorporated by reference to Exhibits 2.1.1 to Registration Statement No. 33-50391 filed by Cyprus on September 24, 1993).



                              Page 7 of 19 pages

          (2) Press Release dated February 15, 1994. (Incorporated by reference to Exhibit 2 to Amendment No. 1 to this Schedule 13D filed by Cyprus Amax on March 15, 1994).

          (3) Press Release dated March 2, 1994.  (Incorporated by reference to
Exhibit 3 to Amendment No. 1 to this Schedule 13D filed by Cyprus Amax on March 15, 1994).

          (4) DOCLOC Agreement (incorporated by reference to Exhibit 10(d) to the Form 10-Q of the Issuer for the quarter ended June 30, 1994).

          (5) Stock Purchase Agreement (incorporated by reference to Exhibit 10(e) to the Form 10-Q of the Issuer for the quarter ended June 30, 1994).

          (6) Press Release dated July 26, 1994 (incorporated by reference to Exhibit 6 to Amendment No. 2 to this Schedule 13D filed by Cyprus Amax on August 9, 1994).

          (7) Press Release dated February 16, 1995.


                              Page 8 of 19 pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.



                              CYPRUS AMAX MINERALS COMPANY


                              By:    /s/ JOHN TARABA
                                   -------------------------------
                                   Name:  John Taraba
                                   Title:  Vice President
                                           and Controller


                              AMAX ENERGY INC.


                               By:    /s/ JOHN TARABA
                                   -------------------------------
                                   Name:  John Taraba
                                   Title:  Vice President
                                           and Controller


                              CYPRUS AMAX COAL COMPANY


                              By:    /s/ FRANK J. WOOD
                                   -------------------------------
                                   Name:  Frank J. Wood
                                   Title:  Vice President
                                           and Controller

                              AMAX COAL COMPANY


                              By:    /s/ FRANK J. WOOD
                                   -------------------------------
                                   Name:  Frank J. Wood
                                   Title:  Vice President
                                           and Controller


Dated:  February 17, 1995



                              Page 9 of 19 pages

                                   SCHEDULE I

               Name, Principal Occupation and Citizenship of Each
                      Director and Officer of Cyprus Amax

Name and
Business Address                    Principal Occupation          Citizenship/1/
- ----------------                    --------------------          --------------

Milton H. Ward                      Co-Chairman of the Board,
9100 East Mineral Circle            Chief Executive Officer
Englewood, Colorado  80112          and President

Allen Born                          Co-Chairman of the Board
Alumax Inc.
5655 Peachtree Parkway
Norcross, Georgia  30092-2812

Linda G. Alvarado                   President and Chief
Alvarado Construction Inc.          Executive Officer
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado  80204


George S. Ansell                    President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

William C. Bousquette               Senior Vice President
Texaco Inc.                         and Chief Financial Officer
2000 Westchester Avenue
White Plains, NY 10650


Thomas V. Falkie                    President
Berwind Natural Resources Company
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania  19102

Michael A. Morphy                   Independent Businessman
MorMarketing
115 W. California Blvd. #403
Pasadena, California  91105

Rockwell A. Schnabel                Independent Businessman
Trident Capital, L.P.
355 S. Grand Avenue
Suite 4295
Los Angeles, California  90071

James A. Todd, Jr.                  Chairman and Chief
Birmingham Steel Corporation        Executive Officer
1000 Urban Center Parkway
Suite 300
Birmingham, Alabama  35242



- -----------------------
/1/  Except as otherwise noted, each of the persons included in this Schedule is
- ---  a U.S. citizen.



                              Page 10 of 19 pages

Name and
Business Address                    Principal Occupation          Citizenship
- ----------------                    --------------------          -----------
Billie B. Turner                    Chairman
IMC Fertilizer Group, Inc.
2100 Sanders Road
Northbrook, Illinois  60062

Ann Maynard Gray                    President
Diversified Publishing Group
Capital Cities/ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

James C. Huntington, Jr.            Independent Businessman
613 Twin Pine Road
Pittsburgh, Pennsylvania  15215

Theodore M. Solso                   Executive Vice President
Cummins Engine Company, Inc.        --Operations
500 Jackson Street
Columbia, Indiana  47201

John Hoyt Stookey                   Chairman
Quantum Chemical Company
410 Park Avenue
New York, New York  10022

Gerald J. Malys                     Senior Vice President and
9100 East Mineral Circle            Chief Financial Officer
Englewood, Colorado  80112-3299

Garold R. Spindler                   Senior Vice President, Coal
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Jeffrey G. Clevenger                Senior Vice President,
1501 W. Fountainhead Pkwy.,         Copper
Suite  290
Tempe, Arizona  85282

David H. Watkins                    Senior Vice President,
9100 E. Mineral Circle              Exploration
Englewood, Colorado  80112-3299

Philip C. Wolf                      Senior Vice President,
9100 E. Mineral Circle              General Counsel and
Englewood, Colorado  80112-3299     Secretary

Francis J. Kane                     Vice President, Investor
9100 East Mineral Circle            Relations and Treasurer
Englewood, Colorado  80112-3299

Gerard H. Peppard                   Vice President, Human
9100 East Mineral Circle            Resources
Englewood, Colorado  80112-3299

John Taraba                         Vice President and
9100 East Mineral Circle            Controller
Englewood, Colorado  80112-3299


                              Page 11 of 19 pages

Name and
Business Address                    Principal Occupation          Citizenship
- ----------------                    --------------------          -----------
Farokh S. Hakimi                    Director, Finance
9100 East Mineral Circle
Englewood, Colorado  80112-3299

J. David Flemming                   Director of Tax
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Robin J. Hickson                    Vice President,
1501 W. Fountainhead Pkwy.,         Engineering and
Suite 290                           Development
Tempe, AZ 85282

Kathleen J. Gormley                 Attorney
9100 East Mineral Circle
Englewood, CO 80112-3299

                              Page 12 of 19 pages

               Name, Principal Occupation and Citizenship of Each
               Director and Officer of Cyprus Amax Coal Company

Name and
Business Address                      Principal Occupation      Citizenship/1/
- ---------------------------------  ---------------------------  --------------
Gerald J. Malys                    Senior Vice President and
9100 East Mineral Circle           Chief Financial Officer of
Englewood, Colorado  80112-3299    Cyprus Amax Minerals
                                   Company

Garold R. Spindler                 Senior Vice President,Coal
9100 East Mineral Circle           of Cyprus Amax Minerals
Englewood, Colorado  80112-3299    Company

Donald Hudson                      Senior Vice President,
9100 East Mineral Circle           Development
Englewood, CO 80112-3299

W. Mark Hart                       Senior Vice President,
9100 East Mineral Circle           Eastern Operations
Englewood, Colorado  80112-3299

Philip C. Wolf                     Senior Vice President,
9100 East Mineral Circle           General Counsel and
Englewood, Colorado  80112-3299    Secretary of Cyprus Amax
                                   Minerals Company

Randall J. Scott                   Senior Vice President,
9100 East Mineral Circle           Western Operations
Englewood, Colorado  80112-3299

Nicholas P. Moros                  Senior Vice President,
9100 East Mineral Circle           Sales and Marketing
Englewood, Colorado  80112-3299

Chris L. Crowl                     Vice President, Safety and
9100 East Mineral Circle           Government Relations
Englewood, Colorado  80112-3299

Francis J. Kane                    Vice President, Investor
9100 East Mineral Circle           Relations and Treasurer of
Englewood, Colorado  80112-3299    Cyprus Amax Minerals Company

Frank J. Wood                      Vice President and
9100 East Mineral Circle           Controller
Englewood, Colorado  80112-3299

Farokh S. Hakimi                   Director, Finance of
9100 East Mineral Circle           Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                  Director of Tax of Cyprus
9100 East Mineral Circle           Amax Minerals Company
Englewood, Colorado  80112-3299

Kathleen J. Gormley                Attorney, Cyprus Amax
9100 East Mineral Circle           Minerals Company
Englewood, Colorado  80112-3299

- ---------------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                              Page 13 of 19 pages

Name and
Business Address                      Principal Occupation      Citizenship
- ---------------------------------  ---------------------------  -----------
Morris W. Kegley                   Attorney, Cyprus Amax
9100 E. Mineral Circle             Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                    Attorney, Cyprus Amax
9100 East Mineral Circle           Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                     Attorney, Cyprus Amax
9100 E. Mineral Circle             Minerals Company
Englewood, Colorado  80112-3299

                              Page 14 of 19 pages

               Name, Principal Occupation and Citizenship of Each
                   Director and Officer of Amax Coal Company

Name and
Business Address                      Principal Occupation      Citizenship/1/
- ---------------------------------  ---------------------------  --------------

Gerald J. Malys                    Senior Vice President and
9100 East Mineral Circle           Chief Financial Officer of
Englewood, Colorado  80112-3299    Cyprus Amax Minerals
                                   Company

Garold R. Spindler                 Senior Vice President, Coal
9100 East Mineral Circle           of Cyprus Amax Minerals
Englewood, Colorado  80112-3299    Company

W. Mark Hart                       Senior Vice President,
9100 East Mineral Circle           Eastern Operations of
Englewood, Colorado  80112-3299    Cyprus Amax Coal Company

Philip C. Wolf                     Senior Vice President,
9100 East Mineral Circle           General Counsel and
Englewood, Colorado  80112-3299    Secretary of Cyprus Amax
                                   Minerals Company

Nicholas P. Moros                  Senior Vice President,
9100 East Mineral Circle           Sales and Marketing of
Englewood, Colorado  80112-3299    Cyprus Amax Coal Company

Chris L. Crowl                     Vice President, Safety and
9100 East Mineral Circle           Government Relations of
Englewood, Colorado  80112-3299    Cyprus Amax Coal Company

E. Wayne Parke                     Vice President, Midwest
One Riverfront Place               Operations
20 Northwest First Street
Evansville, Indiana  47708

D. J. Drabant                      Vice President, Eastern
400 Techne Center Drive            Sales and Marketing of
Suite 320                          Cyprus Amax Coal Sales
Milford, Ohio  45150               Corporation

Francis J. Kane                    Vice President, Investor
9100 East Mineral Circle           Relations and Treasurer of
Englewood, Colorado  80112-3299    Cyprus Amax Minerals
                                   Company

Frank J. Wood                      Vice President and
9100 East Mineral Circle           Controller of Cyprus Amax
Englewood, Colorado  80112-3299    Coal Company

- -------------------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                              Page 15 of 19 pages

Name and
Business Address                      Principal Occupation      Citizenship
- ---------------------------------  ---------------------------  -----------
Farokh S. Hakimi                   Director, Finance of
9100 East Mineral Circle           Cyprus Amax Minerals
Englewood, Colorado  80112-3299    Company

J. David Flemming                  Director of Tax of Cyprus
9100 East Mineral Circle           Amax Minerals Company
Englewood, Colorado  80112-3299

Kathleen J. Gormley                Attorney, Cyprus Amax
9100 East Mineral Circle           Minerals Company
Englewood, Colorado  80112-3299

Morris W. Kegley                   Attorney, Cyprus Amax
9100 E. Mineral Circle             Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                    Attorney, Cyprus Amax
9100 East Mineral Circle           Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                     Attorney, Cyprus Amax
9100 E. Mineral Circle             Minerals Company
Englewood, Colorado  80112-3299

George E. Vajda                    Vice President
9100 East Mineral Circle
Englewood, CO 80112-3299

                              Page 16 of 19 pages

                 Name, Principal Occupation and Citizenship of
                 Each Director and Officer of Amax Energy Inc.

Name and
Business Address                      Principal Occupation      Citizenship/1/
- ---------------------------------  ---------------------------  --------------
Gerald J. Malys                    Senior Vice President and
9100 East Mineral Circle           Chief Financial Officer of
Englewood, Colorado  80112-3299    Cyprus Amax Minerals
                                   Company

Philip C. Wolf                     Senior Vice President,
9100 East Mineral Circle           General Counsel and
Englewood, Colorado  80112-3299    Secretary of Cyprus Amax
                                   Minerals Company

Francis J. Kane                    Vice President, Investor
9100 East Mineral Circle           Relations and Treasurer of
Englewood, Colorado  80112-3299    Cyprus Amax Minerals
                                   Company

John Taraba                        Vice President and
9100 East Mineral Circle           Controller of Cyprus Amax
Englewood, Colorado  80112-3299    Minerals Company


J. David Flemming                  Director of Tax of Cyprus
9100 East Mineral Circle           Amax Minerals Company
Englewood, Colorado  80112-3299

Kathleen J. Gormley                Attorney, Cyprus Amax
9100 East Mineral Circle           Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                    Attorney, Cyprus Amax
9100 East Mineral Circle           Minerals Company
Englewood, CO 80112-3299

- -----------------------
/1/ Except as otherwise noted, each of the persons included in this Schedule is a U.S. citizen.

                              Page 17 of 19 pages

                                 EXHIBIT INDEX

                                                                          Page
                                                                          ----
(1)  Merger Agreement (Incorporated by reference to Exhibits 2.1.1 to
     Registration Statement No. 33-50391 filed by Cyprus on September
     24, 1993).

(2) Press Release dated February 15, 1994. (Incorporated by reference to Exhibit 2 to Amendment No. 1 to this Schedule 13D filed by
     Cyprus Amax on March 15, 1994).

(3)  Press Release dated March 2, 1994.  (Incorporated by reference to
     Exhibit 3 to Amendment No. 1 to this Schedule 13D filed by Cyprus
     Amax on March 15, 1994).

(4)  DOCLOC Agreement (incorporated by reference to Appendix A to the
     Proxy Statement of the Issuer dated June 30, 1994).

(5) Stock Purchase Agreement (incorporated by reference to Appendix B to the Proxy Statement of the Issuer dated June 30, 1994).

(6)  Press Release dated July 26,  1994 (incorporated by reference to Exhibit
     6 to Amendment No. 2 to this Schedule 13D filed by Cyprus Amax on August
     9, 1994).

(7)  Press Release dated February 16, 1995.                                19


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